Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

April 17, 2024

VIA EDGAR

Christopher R. Bellacicco
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Nuveen Churchill Private Capital Income Fund
    Preliminary Proxy Statement on Schedule 14A filed on April 1, 2024

Dear Mr. Bellacicco:

On behalf of Nuveen Churchill Private Capital Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on April 11, 2024 with respect to the Fund’s preliminary proxy statement on Schedule 14A, filed with the SEC on April 1, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 17, 2024 (the “Definitive Proxy Statement”). Capitalized terms used in this letter but otherwise defined herein have the meanings specified in the Definitive Proxy Statement.

1.The Staff refers to the disclosure in the second full paragraph on page 1 of the Preliminary Proxy Statement that provides that the New NAM Sub-Advisory Agreement changes the calculation of the compensation payable by PCIF Advisor to Nuveen Asset Management. Please add disclosure to reflect whether the sub-advisory fee payable by PCIF Advisor to Nuveen Asset Management under the New NAM Sub-Advisory Agreement is expected to increase.

Response: The Fund respectfully advises the Staff on a supplemental basis that the sub-advisory fee payable by PCIF Advisor to Nuveen Asset Management under the New NAM Sub-Advisory Agreement is expected to decrease as compared to the Existing NAM Sub-Advisory Agreement. For fiscal year ended December 31, 2023, PCIF Advisor paid approximately $47,252 to Nuveen Asset Management under the Existing NAM Sub-Advisory Agreement. If the New NAM Sub-Advisory Agreement was in effect as of January 1, 2023, rather than the Existing NAM Sub-Advisory Agreement, PCIF Advisor would have paid approximately $25,655 to Nuveen Asset Management. The Fund has revised page 2 of Definitive Proxy Statement to reflect the foregoing.

2.In the last sentence on page 5 of the Preliminary Proxy Statement under the subsection entitled “Quorum Required”, please remove the reference to “broker non-votes” as all of the proposals reflected in the Preliminary Proxy Statement are non-routine matters.

Response: The Fund has revised pages 6, 7, 8, 13, and 22 of the Definitive Proxy Statement to reflect the Staff’s comment.

3.In the “Security Ownership of Management and Certain Beneficial Owners” table beginning on page 10 of the Preliminary Proxy Statement, please (a) add columns to reflect each class of equity securities, and (b) revise the heading entitled “Number of Common Shares Owned” to “Amount and Nature of Beneficial Ownership”, each in accordance with Item 403 of Regulation S-K as required by Item 6(d) of Schedule 14A.

Response: The Fund has revised page 11 of the Definitive Proxy Statement to reflect the Staff’s comments.

4.The Staff refers to the following disclosure regarding Amendment No. 3 to the Existing Advisory Agreement in the last paragraph on page 31 of the Preliminary Proxy Statement: “[t]he Fund and Churchill entered into Amendment No. 3 as a result of comments issued by state securities regulators in connection with their “blue sky” review of the Fund’s offering, and reflects specific language in the Omnibus Guidelines required by a state securities regulator.” On a supplemental basis, please explain the nature of the change reflected in Amendment No. 3 to the Existing Advisory Agreement.

Response: The Fund respectfully advises the Staff on a supplemental basis that the termination provision of the Existing Advisory Agreement set forth in Section 10(a) of the Existing Advisory Agreement was amended to add the following clause, which reflects specific language in the Omnibus Guidelines: “provided, however, that in the event of the voluntary withdrawal of the Adviser, if the shareholders of the Fund or any remaining adviser elects to continue the Fund’s operations, the Adviser shall pay all expenses incurred by the Fund as a result of the Adviser’s withdrawal.”

5.The Staff refers to the following disclosure in the second paragraph appearing under the sub-heading entitled “Intermediary Manager Agreement” on page 33 of the Preliminary Proxy Statement: “The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from the offering.” On a supplemental basis, please explain which offering is being referred to in the foregoing disclosure.

Response: The Fund respectfully advises the Staff on a supplemental basis that the disclosure is referring to the Fund’s continuous registered offering.

6.The Staff refers to the fourth sentence in the first paragraph on page 38 of the Preliminary Proxy Statement that refers to the most recent Board approval of the Existing Advisory Agreement as occurring on February 20, 2022. Please advise if this date is correct.

Response: The Fund respectfully advises the Staff on a supplemental basis that the reference to February 20, 2022 is a typographical error. The most recent Board approval of the Existing Advisory Agreement occurred on February 20, 2024. The Fund has revised pages 42 and 50 of the Definitive Proxy Statement to reflect the foregoing.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or at PayamSiadatpour@eversheds-sutherland.us.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:     Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP